PotlatchDeltic

PotlatchDeltic Corporation
601 West First Avenue, Suite 1600 | Spokane, WA 99201

PotlatchDeltic.com

June 14, 2018

Via E-mail

Ms. Shannon Sobotka

Senior Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:  PotlatchDeltic Corporation

  Form 10-K for the fiscal year ended December 31, 2017

  Filed February 16, 2018

  Form 10-Q for the interim period ended March 31, 2018

  Filed May 9, 2018

  File No. 1-32729

Dear. Ms. Sobotka:

This letter is submitted on behalf of PotlatchDeltic Corporation (we and our) and responds to the Staff’s comment letter dated May 31, 2018 relating to our Form 10-K for our fiscal year ended December 31, 2017 and our Form 10-Q for the three months ended March 31, 2018.  For your convenience, we have reproduced the Staff’s comment below and have provided our response accordingly.

Form 10-Q for the interim period ended March 31, 2018

Performance Measures, page 31

1.

We note you excluded both the cash portion of Deltic merger-related costs as well as capital expenditures from your reconciliation of cash available for distribution during the three months ended March 31, 2018. Please tell us how the exclusion of such charges requiring cash settlement from your measure, which appears to be a liquidity measure given it is reconciled from cash provided by operating activities, complies with Item 10(e)(1)(ii)(A) of Regulation S-K.

Response:

We use cash available for distribution ("CAD") internally as a performance measure. However, we acknowledge the Staff's point that CAD appears to be a liquidity measure given it is reconciled from cash provided by operating activities.  In future filings we will describe CAD as a liquidity measure.  As a result, we will not exclude from CAD the Deltic merger-related costs or any other items prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K.  Consistent with Question 102.06 of the Staff's Compliance and Disclosure Interpretations (“C&DI’s”) guidance on non-GAAP financial measures we will also present the statement of cash flows subtotals as the most comparable GAAP measure.

We plan to continue to exclude capital expenditures from our reconciliation of CAD.  We believe that excluding such capital expenditures from CAD is analogous to and is consistent with the Staff's guidance on the non-GAAP financial liquidity measure “free cash flow” described in Question 102.07 of the C&DI’s.

In future filings, we will adjust our non-GAAP disclosures about CAD as follows:

Liquidity and Performance Measures

The discussion below is presented to enhance the reader’s understanding of our operating performance, ability to generate cash and satisfy rating agency and creditor requirements. This information includes two measures: Adjusted

EBITDDA and Cash Available for Distribution (CAD). These measures are not defined by GAAP and the discussion of Adjusted EBITDDA and CAD is not intended to conflict with or change any of the GAAP disclosures described herein.

We define CAD as cash provided by operating activities adjusted for capital spending for purchases of property, plant and equipment, timberlands reforestation and roads and acquisition of timber and timberlands.  Management believes CAD is a useful indicator of the company’s overall liquidity, as it provides a measure of cash generated that is available for dividends to common stockholders (an important factor in maintaining our REIT status), repurchase of the company’s common shares, debt repayment, acquisitions and other discretionary and nondiscretionary activities. Our definition of CAD is limited in that it does not solely represent residual cash flows available for discretionary expenditures since the measure does not deduct the payments required for debt service and other contractual obligations.   Therefore, we believe it is important to view CAD as a measure that provides supplemental information to our Condensed Consolidated Statements of Cash Flows. Our definition of CAD may be different from similarly titled measures reported by other companies, including those in our industry.  CAD is not necessarily indicative of the CAD that may be generated in future periods.

[The adjusted EBITDDA disclosure was excluded from this response for the sake of brevity]

The following table provides a reconciliation of Cash Provided by Operating Activities to CAD:

Six Months Ended June 30,
(Dollars in thousands)	2018	2017
Cash provided by operating activities[1]	$—	$—
Capital expenditures	—	—
CAD	$—	$—
Net cash from investing activites[2]	$—	$—
Net cash from financing activities	$—	$—

1	“Cash provided by operating activities” for the six months ended June 30, 2018 and 2017 includes cash paid for Deltic merger-related costs of $XX,XXX and $0, respectively.

2	“Net cash from investing activities” includes payments for capital expenditures, which is also included in our reconciliation of CAD.

* * * *

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 509-835-1516 if you have any questions or comments relating to the matter referenced above.

Sincerely,

/s/ Jerald W. Richards

Jerald W. Richards

Vice President and Chief Financial Officer